Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350 - or - Paul Scott Taylor Rafferty, London +44-20-7614-2900 - or - James P Prout Taylor Rafferty, New York +1-212-889-4350

Espírito Santo Financial Group S.A.

Luxembourg/Portugal - July 14, 2005 . Espírito Santo Financial Group (“ESFG”) (NYSE and Euronext Lisbon : ESF) announced today that at an Extraordinary General Shareholder’s Meeting held in Luxembourg on Friday, 8th July 2005, an amendment to Article 8 of the Articles of Incorporation of the Company was approved.

As a result of this amendment and from the date of this Extraordinary General Shareholders’ Meeting, the Company will issue shares either in the form of registered or in the form of bearer shares at the option of the shareholders.

At the same meeting an increase in the number of directors from twenty two to twenty three and the appointments of Mr. Fernando Pedro Braga Pereira Coutinho, Mr. Yves Alain Marie Morvan and Mr. Alexandre da Paixão Coelho as directors were also approved.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial Banking, Insurance, Merchant Banking, Stock-brokerage and Asset Management in Portugal and internationally.